UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                       SEC FILE NUMBER
                                                           0-15797
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                                                         CUSIP NUMBER
                                                         00208K 10 5
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(Check One):
          [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q   [ ]Form N-SAR

         For Period Ended:  June 30, 2001
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         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ]  Transition Report on Form N-SAR

         For the Transition Period Ended: --------------------------------------


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         Read Attached  Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part 1 - Registrant Information


At Comm Corporation
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Full Name of Registrant


Xiox Corporation
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Former Name if Applicable


2041 Pioneer Court, Suite 204
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Address of Principal Executive Office (Street and Number)


San Mateo, California  94403
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City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

As of 4/30/01, At Comm has had a large reduction in force due to lack of additional funding for its Town Square product line. Management did not have the resources to contemporaneously prepare the 10Q filing and in preparing a Chapter 11 petition.

As a result of the aforementioned events, the Company has determined that it needs an additional period of time not to exceed the fifth calendar day following the prescribed due date of August 15, 2001, to prepare and file its Form 10-Q.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

       William H. Welling                 (650)             375-8188 ext. 5240
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             (Name)                    (Area Code)          (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).   [X] Yes   [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unfavorable conditions, both in the economy and in the investment community, severely limited our funding opportunities. As a result, we suspended our Town Square product line. Our 6/30/2001 results will reflect a reduction in cash due to this lack of funding from $11.7M at 6/30/2000 to $187K in 6/30/2001.


                               At Comm Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date  August 15, 2001                            By  /s/ William H. Welling
           ----------------------------------             ----------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (see 18 U.S.C. 1001).

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                                      -3-